SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

For the month of April, 2010

AIXTRON AKTIENGESELLSCHAFT
(Translation of registrant’s name into English)

Kaiserstr. 98
52134 Herzogenrath
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⊠	Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⃞	No ⊠

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

AIXTRON on track to achieve record result in 2010

- Operational leverage driving profit growth -

- Business outlook remains positive for 2010 -

- 2010 guidance raised to EUR 650m-700m revenues and circa 30% EBIT -

Aachen, Germany, April 29, 2010 - AIXTRON AG (FSE: AIXA; NASDAQ: AIXG), worldwide leading provider of deposition equipment to the semiconductor industry, today announced the consolidated financial results for the first quarter of 2010.

Key Financials

	2010	2009	+/-	2010	2009	+/-
(in EUR million)	Q1	Q4%		Q1	Q1%
Revenues	154.5	117.9	31%	154.5	46.2	234%
Gross profit	77.9	55.5	40%	77.9	21.0	271%
Gross margin	50%	47%	3 pp	50%	45%	5 pp
Operating result (EBIT)	46.4	33.7	38%	46.4	7.6	511%
EBIT margin	30%	29%	1 pp	30%	16%	14 pp
Net result	31.8	24.4	30%	31.8	5.5	478%
Net result margin	21%	21%	0 pp	21%	12%	9 pp
Net result per share - basic (EUR)	0.32	0.26	23%	0.32	0.06	433%
Net result per share - diluted (EUR)	0.31	0.26	19%	0.31	0.06	417%
Equipment order intake	168.5	163.3	3%	168.5	31.2	440%
Equipment order backlog (end of period)	229.9	203.8	13%	229.9	100.7	128%

Financial Highlights

Continuing healthy demand, beneficial volume effects, and a stronger US Dollar have all contributed to the positive business performance in Q1/2010. The steadily increasing revenue growth is underlined by a 31% sequential revenue increase in Q1/2010 to EUR 154.5m. The gross margin in Q1/2010 was 3 percentage points higher at 50% compared to Q4/2009. The Q1/2010 operating result increased sequentially by 38% to EUR 46.4m with a one percentage point higher EBIT margin of 30%, leading to a net result of EUR 31.8m or 21% return on sales. The Q1/2010 net income was 30% up quarter on quarter.

In a year on year comparison; AIXTRON revenues increased by 234% and the gross margin increased by 5 percentage points from 45%. The EBIT margin nearly doubled from 16% to 30% and the net income has improved by 478% with a 9 percentage points increase of net income to revenues since Q1/2009.

Q1/2010 was the fourth sequential quarter of rising order intake and revenues and the third sequential quarter of rising EBIT performance.

At the current high levels, order visibility remains healthy with the Q1/2010 order intake of EUR 168.5m representing a 3% sequential increase and a 440% increase year on year.

While the compound backlog to revenue conversion rate has been improving to 76%, the total equipment order backlog of EUR 229.9m at March 31, 2010 was 13% higher than the EUR 203.8m recorded as of December 31, 2009, and 20% higher than the subsequently revalued opening order backlog as of January 1, 2010 of EUR 190.9m.

Management Review

Paul Hyland, President & Chief Executive Officer at AIXTRON, comments: 'It is always good to start the year with a strong set of results, and these Q1 figures build on what was already an excellent foundation for a record performance year in 2010. Our consistent performance over the last 12 months has clearly demonstrated that our flexible business model and our product development strategy enables us to not only meet huge rises in demand but also to increasingly drive our profitability through operational leverage.

Following the product launch in February, and the very encouraging market response to our latest generation IC 2 platform system with our Generation 5 Planetary and CRIUS(R) II reactor technologies on board, we are increasingly confident that the timely market-led decisions we have made previously, on technology development and product launch timing, exactly match the current market dynamics.

We are the market leader in this complex space, because we are the technology leader and our new R&D center, which is currently being built, is another important element of our determination to remain the key-enabling technology player in this market. Our customers and shareholders stand to be the main beneficiaries of that determination.'

Outlook

Reflecting the current healthy climate, the AIXTRON Executive Board has raised the full year 2010 guidance to a range of EUR 650m-700m revenues with an EBIT margin of circa 30%.

Financial Tables

The Q1/2010 results presentation as well as all consolidated financial statements (income statement, statement of other comprehensive income, statement of financial position, statement of cash-flows, statement of changes in equity) relating to this press release are available at http://www.aixtron.com, section 'Investors/Reports/Presentations', as part of AIXTRON's Quarterly Financial Report for the first quarter 2010.

Investor Conference Call

AIXTRON will host a financial analyst and investor conference call on Thursday, April 29, 2010, 3:00 p.m. CEST (6:00 a.m. PDT, 09:00 a.m. EDT) to review the Q1/2010 results. From 2:45 p.m. CEST (5:45 a.m. PDT, 8:45 a.m. EDT) you may dial in to the call at +49 (69) 247 501-891 or +1 (212) 444-0297. A conference call audio replay or a transcript of the conference call will be available at http://www.aixtron.com, section 'Investors/Reports/Presentations', following the conference call.

Contact:

Guido Pickert

Investor Relations and Corporate Communications:

T: +49-241-8909-444

F: +49-241-8909-445

invest@aixtron.com

For further information on AIXTRON AG (FSE: AIXA, ISIN DE000A0WMPJ6, ISIN DE000A1DAHX7; NASDAQ: AIXG, ISIN: US0096061041), please consult our website at: www.aixtron.com.

Forward-Looking Statements

This news release may contain forward-looking statements about the business, financial condition, results of operations and earnings outlook of AIXTRON within the meaning of the 'safe harbor' provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as 'may', 'will', 'expect', 'anticipate', 'contemplate', 'intend', 'plan', 'believe', 'continue' and 'estimate', and variations of these words and similar expressions, identify these forward-looking statements. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. You should not place undue reliance on the forward-looking statements. The following factors, and others which are discussed in AIXTRON's public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: actual customer orders received by AIXTRON; the extent to which chemical vapor deposition, or CVD, technology is demanded by the market place; the timing of final acceptance of products by customers; the financial climate and accessibility of financing; general conditions in the thin film equipment market and in the macro-economy; cancellations, rescheduling or delays in product shipments; manufacturing capacity constraints; lengthy sales and qualification cycles; difficulties in the production process; changes in semiconductor industry growth; increased competition; exchange rate fluctuations; availability of government funding; variability and availability of interest rates; delays in developing and commercializing new products; general economic conditions being less favorable than expected; and other factors. The forward-looking statements contained in this news release are made as of the date hereof and AIXTRON does not assume any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by law.

Contact:
Investor Relations and Corporate Communications
AIXTRON AG, Kaiserstr. 98, 52134 Herzogenrath, Germany
Phone: +49 241 8909 444, Fax: +49 241 8909 445, invest@aixtron.com
www.aixtron.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

AIXTRON AG

Date:	April 29, 2010	By:	/s/ Paul Hyland
		Name:	Paul Hyland
		Title:	President and CEO

		By:	/s/ Wolfgang Breme
		Name:	Wolfgang Breme
		Title:	CFO